Exhibit 99.3

 ASX:ELV • NASDAQ:ELVR  Elevra Lithium  Providing a Secure and Reliable Supply of Lithium in North America  NOVEMBER 2026

Introducing Elevra Lithium

North America's Leading Hard-Rock Lithium Producer


Moblan
Stage: Studies
Ownership: 60%
North American Lithium
Stage: Production
Ownership: 100%
Authier
Stage: Studies
Ownership: 100%
Carolina Lithium
Stage: Studies
Ownership: 100%

Investment Highlights:

ASX: ELV | NASDAQ: ELVR

Scale	#1 North American hard rock pure-play lithium producer Combined lithium Ore Reserve Estimate of 76Mt @ 1.19% Li_2O and M&I&I Mineral Resource estimate totalling 166Mt @ 1.17% Li_2O[1]
Growth	Fully funded, phased expansion of NAL targeting capacity growth from 199ktpa to approximately 373ktpa[2] Diversified growth portfolio with medium term growth at Moblan
Strategically Positioned	Only major North American hard-rock project in production Growing engagement with U.S. and Canadian governments Backed by Canada Growth Fund, a government-aligned capital partner

Business Highlights:

Q1 FY27 Operations[3]	Financial[3]	Corporate
54,907 Dry metric tonnes produced	**US$74 million** Q1 FY27 revenue	**US$426 million** Market cap (at 30 Oct. 2026)
58,134 Dry metric tonnes sold	**US$780/t** Q1 FY27 unit cost sold (FOB)	**194 million** Shares outstanding (at 30 Oct. 2026)
70% Recovery	**US$319 million** Cash (at 30 Sep. 2026)	**166 Mt @ 1.17% Li_2O** Attributable Measured & Indicated & Inferred Mineral Resource Estimate[1]

ELEVRA LITHIUM

1. *Combined spodumene ore reserve estimates and mineral resource estimates (inclusive of reserves). Ore reserve and mineral resource estimates reported in accordance with the JORC code. Metrics as reported and shown on a net attributable basis. See appendix for support.*
2. *ASX release "NAL Expansion Pre-Feasibility Study" released 7 September 2026 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed.*
3. *ASX release "September 2026 Quarterly Activities Report" released 27 October 2026.*

2

 North America’s Leading Lithium  Producer  1. Mineral Resource Estimates are based on public company disclosures. Totals may differ due to small rounding. See appendix for support.  ELEVRA LITHIUM  3  91  89  51  33  15  15  Q2 Metals  Elevra  PMET  Resources  Li-FT  Power  Albemarle Rio Tinto  Frontier Lithium  Critical Elements  Sibelco  Rock Tech Lithium  A leading hard rock resource base in North America  Attributable M+I+I Mineral Resource Estimate, Mt 1  295  Measured and Indicated Inferred  166 Largest Measured and Indicated resource base  148  128  Li-FT Power  93Mt @ 1.15% Li2O

 Lithium Market

 Near-Term Lithium Market Weakness  Declines in Chinese lithium carbonate futures have pulled prices lower contrary to falling inventories  GFEX Lithium Carbonate Futures  January 2027 Lithium Carbonate Futures, CNY/t  ELEVRA LITHIUM  5  Source: Fastmarkets  $500  $1,000  $1,500  $2,000  $2,500  $3,000  $3,500  Oct-25  Jan-26  Apr-26  Jul-26  Oct-26  Spodumene Concentrate 6% Price  US$/t, CIF China  80,000  Jul-26 Aug-26  Source: Guangzhou Futures Exchange (GFEX)  90,000  100,000  110,000  120,000  130,000  140,000  150,000  160,000  170,000  Sep-26  Oct-26  Lithium price weakness appears  driven by sentiment  Lithium prices have declined sharply since the end of August with spot prices following GFEX lithium carbonate futures lower.  The initial weakness coincided with an upward revision to Chinese inventory levels following a change in estimate methodology to include additional, non-conventional sources.  In addition, previously idled supply began to re-enter the market as production from mines placed on care-and-maintenance ramped up following a period of supportive pricing.  Futures linked pricing has amplified the volatility, with physical transactions priced with reference to GFEX futures allowing sentiment to feed into spot prices.

 1.57  2.02  2.31  2.61  2.91  3.16  0.0  0.5  1.0  1.5  2.0  2.5  3.0  3.5  4.0  2025 2026 2027 2028 2029 2030  Consensus Max Min  Supportive Demand Outlook into 2030  Demand growth presents opportunity for development projects  Global Lithium Demand  Mt LCE  ELEVRA LITHIUM  6  Broker Outlook  Spodumene Concentrate 6% Price, US$/t  $2,179  $2,086  $1,717  $1,846  $1,749  $1,000  $1,200  $1,400  $1,600  $1,800  $2,000  $2,200  $2,400  2026 2027 2028 2029 2030  Spot Price Consensus  Source: Spot Price sources from Fastmarkets as of 30 October 2026, Consensus  shows average forecast price reported by brokers. See Appendix for details.  Source: Broker forecasts. See Appendix for details.  Medium-term demand outlook  remains strong  Lithium demand is forecast to approximately double from 1.57 Mt LCE in 2025 to 3.16 Mt LCE in 2030.  Lithium demand is broadening. Previous demand cycles were driven by domestic EV sales within China, while new demand has diversified geographically and by application which may reduce volatility across cycles.  EVs remain the primary source of demand, and global EV sales are broadly flat year-over-year through September1.  Stationary storage is the fastest growing segment, accounting for ~25% of lithium demand in 2025 and growing to 30%+ by 20302.  Recent price declines may slow supply-side development with pricing below incentive levels.  Benchmark Mineral Intelligence “Global EV sales reach 2.15 million units in September 2026” dated 16 October 2026.  Stationary storage demand based on average broker forecasts from Benchmark Mineral Intelligence, Canaccord, JP Morgan and Macquarie.

 Corporate strategy and commercial

 01  Optimise Existing Operations  Focused on optimising production sustainably and maximising returns and cashflow generation for NAL  Next 18 Months  Maintain mine performance  Production and cost optimisation  Continued mill utilisation and throughput  improvement  Recovery optimisation  Logistics cost reduction  Improve safety and environmental performance  The Elevra Strategy  Disciplined delivery remains central to our strategy  ELEVRA LITHIUM  8  03  Integrate into the Supply Chain Via Strategic Partnerships  To lock in demand, access end markets, establish a vertically integrated supply chain, and fund the accelerated development of Elevra’s portfolio via downstream partnerships  Next 18 Months  Execute offtake agreements to create a diversified, market-linked and flexible sales portfolio  Build on partnership opportunities, including support from the government, to further advance downstream development in Québec and the U.S.  Focus on options to enable development pathways for Moblan greenfield  02  Develop Assets Following Expanded Resource Base  Deliver portfolio potential through the development of upstream assets off the back of an expanded resource base  Next 18 Months  Deliver NAL expansion stage 1 based on expanded resource base and updated Scoping Study  Revisit Moblan DFS with focus on benefits of increased reserve base, capital intensity & sizing. Updated Scoping Study due in Q4 CY26.  Advance Moblan approvals and permitting.

 US$71m  Ewoyaa sale completed1  Outcome  Sold all rights and interests in Ewoyaa, including offtake rights, to Zhejiang Huayou Cobalt  Completed 26 October 2026 after Ghanaian government approvals; cash consideration before fees and taxes  Proceeds received after quarter end and not included in 30 September 2026 cash balance  Removes future development funding obligations and JV complexity  A$16m  Tabba Tabba tenement sold2  Consideration from Wildcat  Sale of pegmatite rights over exploration license E45/2364  A$5m cash on completion and A$8m in Wildcat shares, with shares sold for A$9m  A$3m deferred cash, payable in April 2027  Contingent A$0.70/t payment on any JORC pegmatite Mineral Resource announced within the tenement  4  WA projects proposed for the Morella Lithium JV3  Proposed terms (non-binding)  Deep Well, Mt Dove, Station Peak and Mount Satirist  Morella can earn 51% by spending A$300k within two years of a definitive agreement; Elevra retains 49%  Morella funds exploration and tenure costs during the earn-in, removing standalone exploration costs  Subject to definitive documents and any required shareholder and regulatory approvals  Portfolio Optimisation  Divesting non-core assets to concentrate on North American development  ELEVRA LITHIUM  9  See ASX release “Elevra Lithium Announces Agreement to Sell Ewoyaa Project Interest” dated 11 May 2026 and “Elevra Lithium Completes Sale of Ewoyaa Project Interest” dated 26 October 2026. Cash consideration is approximately US$71m before fees and taxes.  See ASX release “Elevra Completes Sale of E45/2364 Pegmatite Rights” dated 7 August 2026.  See ASX release “Proposal to Expand Morella Joint Venture” dated 20 August 2026. The proposal is an indicative, non-binding term sheet and there is no certainty that a definitive agreement will be signed or that the transaction will complete.

Commercial Strategy

Targeting a diversified, market-linked and flexible sales portfolio as NAL volumes expand

01 Strategic Offtake Partnerships

- **Targeting 2-3 core offtake customers**
- **Diversified customer base** across geographies, end markets and trading counterparties
- **Deeper strategic partnerships**

02 Market-Based Pricing Framework

- **Spot-linked pricing** using recognised Spodumene SC6 indices
- **Current market capture** by removing legacy lagging pricing formulas
- **Lower margin leakage** through reduced intermediary exposure

03 Commercial Flexibility

- **3–5 year contract terms**
- **Incremental volume** offered to core customers as production grows
- **Spot-market balance** captures upside exposure

LG Energy Solution[1]

240,000 dmt
binding supply over 3 years

- ✓ **Binding agreement** with a leading global battery manufacturer
- ✓ **Annual volumes ramp** from 30kt to 90kt; up to 90kt optional
- ✓ **Market-linked pricing** adjusted for lithium content

Mangrove Lithium[2]

7 + 7 years
Initial term plus renewal

- ✓ **Binding agreement** to supply a local converter, reducing logistics costs
- ✓ **Price floor** set above expected production cost with no ceiling
- ✓ **Conditional** upon Mangrove achieving positive FID by 31 December 2028

1. *See ASX release "Spodumene Supply Agreement signed with LG Energy Solution" dated 8 October 2026.*
2. *See ASX release "Binding Agreement concluded with Mangrove Lithium" dated 21 August 2026.*

ELEVRA LITHIUM
10

Experienced and Diverse Board and Management

Board of Directors (reducing to six at AGM)



Dawne Hickton
Chair



Lucas Dow
Managing Director & CEO



James Brown
Director



Laurie Lefcourt
Director



Jeff Armstrong
Director



Christina Alvord
Director



Allan Buckler
Director



Jorge M. Beristain
Director

Mr. Allan Buckler and Mr. Jorge Beristain have volunteered to resign from the Board of Directors, with their resignation taking effect from the conclusion of the Company's 2026 Annual General Meeting.[1]

Management Team



Lucas Dow
Managing Director & CEO



Christian Cortes
Chief Financial Officer



Sylvain Collard
President Canada & Group COO



Monique Parker
Chief Sustainability Officer



Dylan Roberts
General Counsel & Company Secretary



Sandra Tremblay
Chief People Officer



Andrew Barber
Chief Development & Investor Relations Officer



Malissa Gordon
Vice President, Government Affairs US



Stéphanie Lemieux
Vice President, Corporate Affairs Canada

1. *See ASX release "Elevra Announces Planned Board Transition" dated 16 October 2026.*

ELEVRA LITHIUM
11

 Operations & Growth Projects

 NAL Operational Performance  Record mining and milling performance and strong utilisation delivered a 14% reduction in unit operating cost sold  ELEVRA LITHIUM  13  57%  58%  62%  67%68%67%68%69%  73%  69%  62%  66%  71% 70%  51%  71%  72%  75%  73%  83%  91% 90%  80%  93%  87%  89%  94%  92%  91%  NAL Global Recovery & Mill Utilisation  100%  50%  60%  70%  80%  90%  3.5  29.6  34.2  31.5  40.4  49.7  52.1  50.9  43.3  58.5  52.0  44.2  47.3  54.554.9  806  894  837 830  791  818 812  908 884 907  780  Concentrate Produced & Unit Cost Sold  90  1,008996  80  0  100  200  300  400  500  600  700  800  900  1000  1100  20  Third consecutive quarter will mill  utilisation above 90%.  40% 43%  10  Recovery held at 70%, in line with Q4FY26, supported by higher feed grade and good ore sorting performance.  30%  Global Recovery (%)  0  Mill Utilisation (%)  30  40  50  60  70  Concentrate Production (kdmt)  Unit Operating Costs Sold (US$/dmt FOB)  Record throughput and strong production drive reduced unit costs  ~55k dmt of spodumene concentrate produced at 5.1% grade the second-highest quarterly production on record.  Unit operating cost of US$780/t sold, down 14% quarter-over-quarter reflecting higher sales volumes and lower processing costs.  Record ore mined of 466kt and mill throughput of 365kt.

Growth Projects

A unique North American investment opportunity with a cornerstone operating asset and strategic growth projects

NAL Expansion
(100%)



Leading North American open pit mining operator producing 198-210kt[1] of spodumene concentrate in FY27, with expansion to increase capacity to 373kt[2]

- Brownfield expansion Pre-Feasibility Study completed with strong economics
- Staged expansion opportunity to increase annual production and reduce unit costs
- Competitive capital returns with estimated expansion capex of US$271 million[2]

Moblan
(60%)



High-grade, long-life project located close to key infrastructure and transport nodes with production target of 300kt per annum of spodumene concentrate

- Drilling program achieved 6.5x increase in Resource base since acquisition; Measured, Indicated and Inferred Mineral Resource of 121Mt @ 1.19% Li_2O[3]
- Strategically located at the southern most portion of the James Bay region of Quebec
- Funded for key pre-development activities to enable FID

Carolina
(100%)



Fully-integrated, strategically located asset designed to produce battery-grade lithium chemicals

- Received mining permit for construction, operation and reclamation in May 2024
- One of only two significant spodumene projects in the U.S.
- Expected to benefit from exceptional infrastructure and close proximity to end customers

1. See ASX release "FY26 Full Year Results Announcement" released 28 August 2026. FY27 production guidance based on an SC5.2 product grade.
2. See ASX release "NAL Expansion Pre-Feasibility Study" released 7 September 2026 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed. Figures converted at CAD/USD = 1.35.
3. ASX release "Moblan increases Resource to 121Mt and Reserves to 48Mt" on 25 August 2025 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed..

ELEVRA LITHIUM
14

NAL Expansion Transforms Elevra into a Larger, Lower Cost Producer

Expanded output and lower unit costs create a pathway to improved cash flow generation

Increased Scale

- Strengthens NAL's position as a cornerstone asset in North America
- Larger production base increases commercial flexibility and partnership opportunities

Average Annual NAL Production Capacity

Average LOM SC5.4 (post expansion)[1,2], kdmt


+87%
199
338
373
Base Case
Post Expansion (May-26 Scoping)
Post Expansion (PFS)

Lower Unit Costs

- Throughput expansion structurally lowers operating cost per tonne
- Lower cost base improves margins and cash flow resilience across lithium price cycles

C1 Cost of Concentrate

Average LOM (post expansion) US$/dmt[1,2]


774
(19%)
628
630
Base Case
Post Expansion (May-26 Scoping)
Post Expansion (PFS)

Capital Efficient Expansion

- Existing infrastructure enables high-return growth with limited incremental capital intensity
- Faster development timeline accelerates value creation

Total Initial Capex

US$M[1,2]


270
271
128
75
68
Stage 3
Stage 2
Stage 1
Post Expansion (May-26 Scoping)
Post Expansion (PFS)

Long-term value creation

- Higher production and lower unit costs materially expand cash flow generation potential
- Improved margin durability offers resilience through commodity price cycles

Total Project $NPV_{8\%}$ (post-tax)

US$M[1]


+42%
1,684
2,384
Base Case
Post Expansion

ELEVRA LITHIUM

1. See ASX release "NAL Expansion Pre-Feasibility Study" released 7 September 2026 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed. Figures converted from Canadian dollars to United States dollars using USD/CAD = 1.35 as per PFS.
2. May-26 Scoping figures based on the ASX release "Updated NAL Expansion Scoping Study" released 12 May 2026. Figures converted from Canadian dollars to United States dollars using USD/CAD = 1.35 as per Scoping Study.

15

Targeted Debottlenecking Unlocks Significant Production Growth at NAL

Staged NAL Expansion progressively increases production and lowers unit costs[1]

	Debottlenecking steps	Capital cost[2]	Uplift
Stage 1 **Mill Optimisation**	• Optimise the existing 4,500tpd circuit through targeted upgrades to milling, desliming, magnetic separation, flotation and dewatering • Add stacksizers, magnetic separation capacity and flotation/conditioning improvements • Install new dewatering and concentrate handling infrastructure	C$92M (US$68M)	↑ ~35ktpa[3] increase in annual spodumene production (+15-20% increase)
Stage 2 **Mill Expansion**	• Increase milling throughput to 6,500tpd • Add a second grinding circuit and expand downstream magnetic separation and flotation capacity • Utilise a temporary contract crushing circuit to support incremental feed requirements	C$101M (US$75M)	↑ ~104ktpa[4] incremental production increase to 338ktpa average annual production post-expansion
Stage 3 **Full Production**	• Improve feed quality and crushing efficiency while maintaining 6,500tpd milling capacity • Replacement of temporary contract crushing with a new permanent crushing circuit • Repurpose existing crusher as a dedicated ore-sorting facility and install XRT ore sorters	C$173M (US$128M)	↑ ~35ktpa[4] incremental production increase to 373ktpa average annual production with crushing and ore sorting cost efficiencies



Scoping Study
Project Evaluation
Pre-Feasibility Study
Stage 1 – Mill Optimisation
Stage 2 – Mill Expansion
Stage 3 – Full Production
✓ Completed
✓ Completed
✓ Completed
Mid CY27[5]
Mid CY28[5]
Mid CY29[5]

1. See ASX release "NAL Expansion Pre-Feasibility Study" released 7 September 2026 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed.
2. Figures converted from Canadian dollars to United States dollars using CAD/USD = 1.35 as per NAL Expansion Pre-Feasibility Study.
3. Production increase based on Process Design Criteria uplift to NAL Base Case production capacity of 199ktpa.
4. ~139kpta (SC5.4) incremental production increase from Stages 2 and 3 calculated as 373ktpa expansion capacity minus Base Case 199ktpa capacity plus 35ktpa uplift from Stage 1 of expansion.
5. Proposed dates and timing is indicative and are the current target of Elevra.

ELEVRA LITHIUM
16

Parallel Execution Accelerates NAL's Path to Full Production

Engineering, capital deployment and construction are staged to accelerate delivery[1]

Permitting advances in parallel with project execution:

- **Stage 1:** Operations within existing 4,500tpd milling permit
- **Stage 2:** Permitting to align mining and milling capacity to 6,500tpd and TSF infrastructure
- **Stage 3:** Additional approvals required for expanded mine, TSF and waste rock infrastructure

Early procurement supports overlapping construction:

- Long Lead Items for Stages 1 & 2 to be procured early
- Stage 2 construction progresses during Stage 1 ramp
- Stage 3 establishes permanent crushing and ore sorting infrastructure



Stage 1
Stage 2
Stage 3
Permitting
Detailed Engineering
Procurement
Long Lead Items
Construction
Commissioning
Mid CY27
Mid CY28
Mid CY29

Illustrative schedule reconstructed from the NAL Expansion Pre-Feasibility Study indicative timeline.

ELEVRA LITHIUM

1. See ASX release "NAL Expansion Pre-Feasibility Study" released 7 September 2026. Proposed dates and timing is indicative and are the current target of Elevra.

17

Moblan

Mineral Resource and Ore Reserve growth creates opportunity to evaluate increased annual production

Growing resource base creates an opportunity to unlock greater production

- Moblan's Mineral Resource and Ore Reserves have grown significantly since the 2024 Definitive Feasibility Study.
- The expanded resource base provides an opportunity to evaluate a higher production rate than previously contemplated.
- Elevra is undertaking an updated Scoping Study to assess the optimal development scale and incorporate the significant growth in the resource and reserve base.
- Updated study work is focused on maximising the value of Moblan while maintaining a disciplined approach to capital and project execution.

2024 Definitive Feasibility Study[1]

Key Outcomes

300,000t Average annual 6% Li_2O production	**US$1.6B** Post-tax $NPV_{8\%}$
US$417/t Unit operating cost	**US$561/t** AISC
34.5Mt Ore Reserve Estimate	**70.9Mt** Mineral Resource Estimate
34% Post-tax IRR	**2.3 : 1** Average LOM strip ratio

Moblan Mineral Resources and Ore Reserves[1,2]



Measured
Indicated
Inferred
Proved
Probable
+71%
121.0
13.3
101.4
6.3
70.9
21.0
43.6
6.3
+39%
48.1
42.8
5.3
34.5
34.5
Moblan DFS (Feb. 2024)
Current Estimate (Aug. 2025)
Moblan DFS (Feb. 2024)
Current Estimate (Aug. 2025)

1. See ASX release "Moblan Lithium Project Definitive Feasibility Study: Positive Results Deliver C$2.2B NPV" dated 20 February 2024 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed.
2. See ASX release "Moblan Increases Resource to 121Mt and Reserve to 48Mt" dated 25 August 2025 and all material assumptions underpinning the production target and forecast financial information continue to apply and have not materially changed.

ELEVRA LITHIUM
18

Moblan

Well positioned to become Canada's next spodumene producer with a funded pathway to FID

Moblan development pathway[1]

As part of the May 2026 Strategic Financing Package, Elevra secured funds to advance Moblan to a Final Investment Decision.

Pre-FID activities:

- Progress baseline environmental studies
- Progress permitting activities
- Hydrogeological and geotechnical drilling
- Further metallurgical sampling and test work
- Review and update of the 2024 DFS to incorporate:
  - Larger Mineral Resource and Ore Reserve base compared to the 2024 DFS
  - Removal of discounted sales under offtake agreement purchased and canceled by Elevra

	Moblan (Elevra 60% / IQ 40%)	Shaakichiuwaanaan[2] (PMET Resources)	Whabouchi[3] (Rio Tinto 54% / IQ 46%)	Galaxy[3] (Rio Tinto)
Mineral Resource Estimate	**Measured:** 6.3Mt @ 1.50% **Indicated:** 101.4Mt @ 1.19% **Inferred:** 13.3Mt @ 1.06%	**Measured:** -- **Indicated:** 113.9Mt @ 1.43% **Inferred:** 33.7Mt @ 1.24%	**Measured:** -- **Indicated:** 18.7Mt @ 1.51% **Inferred:** 8.3Mt @ 1.31%	**Measured:** -- **Indicated:** 18.1Mt @ 1.12% **Inferred:** 55.9Mt @ 1.29%
Ore Reserve Estimate	**Proved:** 5.3Mt @ 1.57% **Probable:** 42.8Mt @ 1.27%	**Proved:** -- **Probable:** 84.3Mt @ 1.26%	**Proved:** 10.5Mt @ 1.40% **Probable:** 16.0Mt @ 1.27%	**Proved:** -- **Probable:** 37.3Mt @ 1.27%
Feasibility Study	DFS completed Feb 2024; updated Scoping Study in Q4 CY26	Feasibility study completed Oct 2025	Pre-Feasibility study updated in 2023	Feasibility study completed in 2022 and updated in 2023
Upcoming Milestones	Funded to FID via Strategic Funding Package	Updated Feasibility Studies expected Q4 2026; FID expected in H2 2027	Development of Whabouchi and Galaxy remain subject to a review to determine which of the two mines will be developed. A decision is expected in Q4 2026.	

Elevra is North America's largest hard-rock lithium producer with proven, in-region execution capability. Moblan is a major deposit with a completed DFS, growing reserves and is funded for pre-development activities through to FID.

1. See ASX release "Strategic Funding Presentation" dated 12 May 2026.
2. Shaakichiuwaanaan Mineral Resource Estimate based on PMET Resources release "PMET Increases Grade and Scale of Caesium Mineral Resource at Shaakichiuwaanaan" dated 3 November 2026. Ore Reserve Estimate, Feasibility Study and Upcoming Milestones based on PMET Resources September 2026 Corporate Presentation.
3. Rio Tinto Mineral Resource Estimate, Ore Reserve Estimate, and Feasibility Study dates based on ASX filing "Initial reporting of lithium Mineral Resources and Ore Reserves" dated 4 December 2025. Upcoming Milestones included in ASX filing "Rio Tinto releases third quarter 2026 production results" dated 14 October 2026.

ELEVRA LITHIUM 19

 Guidance

FY27 Guidance

	Q1 FY27 Actual [1]	FY27 Guidance [2]	Additional Information
Spodumene Concentrate Production	54,907 dmt	198,000 – 210,000 dmt	• SC 5.2% product grade • 100% NAL production
Spodumene Concentrate Sales	58,134 dmt	200,000 – 230,000 dmt	• SC 5.2% product grade • Volumes modestly front-weighted utilising existing inventory (55% H1, 45% H2)
Unit Operating Costs Sold [3]	US$780 / dmt sold	US$880 – US$950 / dmt sold	• SC 5.2% product grade • Increase in FY27 due to inflation, FX translation, higher strip ratio (10:1), and pre-strip works in mining Phase 4 in anticipation of the NAL Brownfield Expansion.
Capital Expenditures [4]	US$9m	US$120-140m	• US$100-120m growth capital allocated to the NAL Expansion and advancement of Moblan studies • US$20m of sustaining capital projects at NAL.

1. See ASX release "September 2026 Quarterly Activities Report" dated 27 October 2026.
2. See ASX release "FY26 Full Year Results Announcement" dated 28 August 2026. Guidance assumes average annual exchange rates of CAD:USD = 0.74 and AUD:USD = 0.71.
3. Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash-based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec.
4. FY27 Capital expenditure guidance excludes movements in capital creditors which amounted to US$3m at June-26

ELEVRA LITHIUM
21

 Appendix

 ELEVRA LITHIUM  23  Asset  Source (ASX release)  Reserve Category  Tonnes (Mt)  Li2O Grade (%)  Cut-off Grade (%Li2O)  Elevra Lithium 2026 Annual Report  28 August 2026  Competent Person: Mr Tony O’Connell  Proved Ore Reserves  0.2  0.93  0.60  North American Lithium  Probable Ore Reserves  47.0  1.12  0.60  Total  47.2  1.12  0.60  Moblan Increases Resource to 121Mt and Reserve to 48Mt  28 August 2026  Competent Person: Mr Tony O’Connell  Proved Ore Reserves  5.3  1.57  0.60  Moblan  Probable Ore Reserves  42.8  1.27  0.60  Total  48.1  1.31  0.60  Supporting Data  Combined Lithium Ore Reserve Totaling 76Mt1,2  All estimates in table shown on 100% Basis. Note Moblan is 60% owned by Elevra.  Elevra is not aware of new information or data that materially affects the estimates, and that all material assumptions and technical parameters continue to apply and have not materially changed. The form and context of  the CP findings have not been materially modified.

Supporting Data (continued)

A Leading Hard Rock Resource Base in North America Totalling 166Mt[1]

Asset	Company	Location	Status	Code	Source	Date	Measured (Mt)	Measured (% Li_2O)	Indicated (Mt)	Indicated (%Li_2O)	Total M+I (Mt)	M+I (%Li_2O)	M+I Inclusive of Reserves	Inferred (Mt)	Inferred (%Li_2O)
North American Lithium	Elevra Lithium	Québec, Canada	Operating	JORC	Company Filing (2026 Annual Report)	28-08-26	-	-	74.4	1.2%	74.4	1.2%	Yes	18.9	1.1%
Moblan	Elevra Lithium (60%); IQ (40%)	Québec, Canada	Non-Operating	JORC	Company Filing (2026 Annual Report)	28-08-26	6.3	1.5%	101.4	1.2%	107.7	1.2%	Yes	13.3	1.1%
Kings Mountain	Albemarle	North Carolina, U.S.	Non-Operating	S-K 1300	Albemarle 10-K (2025)	31-12-25	-	-	63.9	1.4%	63.9	1.4%	No	27.6	1.2%
Galaxy	Rio Tinto	Québec, Canada	Non-Operating	JORC	Company Filing (Initial reporting of Lithium Mineral Resources and Ore Reserves)	4-12-25	-	-	18.1	1.1%	18.1	1.1%	No	55.9	1.3%
Whabouchi	Rio Tinto (54%); IQ (46%)	Québec, Canada	Non-Operating	JORC	Company Filing (Initial reporting of Lithium Mineral Resources and Ore Reserves)	4-12-25	-	-	18.7	1.5%	18.7	1.5%	No	8.3	1.3%
PAK	Frontier Lithium (92.5%); Mitsubishi (7.5%)	Ontario, Canada	Non-Operating	NI 43-101	Company Filing (NI 43-101 Technical Report)	9-07-25	16.4	1.6%	20.5	1.5%	36.9	1.6%	Yes	18.6	1.5%
Shaakichiuwaanaan	PMET Resources	Québec, Canada	Non-Operating	NI 43-101	Company Filing (PMET Increases Grade and Scale of Caesium Mineral Resource at Shaakichiuwaanaan Project)	3-11-26	-	-	113.9	1.4%	113.9	1.4%	Yes	33.8	1.2%
Adina	Li-FT Power	Québec, Canada	Non-Operating	JORC	Company Filing (Adina Mineral Resource Increases 33% to 78Mt at 1.15% Li2O)	28-05-24	-	-	61.4	1.1%	61.4	1.1%	Yes	16.5	1.2%
Yellowknife	Li-FT Power	Northwest Territories, Canada	Non-Operating	NI 43-101	Company Filing (Initial Mineral Resource Estimate for the Yellowknife Lithium Project)	1-10-24	-	-	-	-	-	-	Yes	50.4	1.0%
Rose	Critical Elements	Ontario, Canada	Non-Operating	NI 43-101	NI 43-101 Feasibility Study Technical Report (Rose FS)	11-10-23	-	-	30.6	0.9%	30.6	0.9%	Yes	2.4	0.8%
Separation Rapids	Sibelco	Ontario, Canada	Non-Operating	NI 43-101	Company Filing (Avalon Advanced Materials Announces 28% Increase in Measures and Indicated Mineral Resources at JV Separation Rapids Project in Ontario Canada)	30-01-25	4.3	1.3%	8.7	1.4%	13.0	1.3%	Yes	2.3	1.5%
Georgia Lake	Rock Tech Lithium	Ontario, Canada	Non-Operating	NI 43-101	Company Filing (Georgia Lake Pre-Feasibility Study)	1-10-22	-	-	10.6	0.9%	10.6	0.9%	Yes	4.2	1.0%
Cisco	Q2 Metals	Québec, Canada	Non-Operating	NI 43-101	Company Filings (Q2 Metals Announces Inferred Mineral Resource Estimate on the Cisco Lithium Project)	20-04-26	-	-	-	-	-	-	-	294.7	1.4%

ELEVRA LITHIUM

1. *All estimates in table shown on 100% Basis. Note Moblan is 60% owned by Elevra.*

24

Supporting Data  Uplift in Pricing with Strong Demand Outlook into 2030  ELEVRA LITHIUM  25  Spodumene Concentrate 6% Price (US$/t)  Est. Date  2026  2027  2028  2029  2030  Broker 1  Oct-26  2,012  2,043  2,048  1,785  1,680  Broker 2  Oct-26  2,201  2,300  1,100  1,675  1,575  Broker 3  Oct-26  2,187  1,820  2,000  2,100  2,100  Broker 4  Oct-26  2,290  2,600  -  -  -  Broker 5  Oct-26  2,193  2,400  2,000  1,910  1,766  Broker 6  Sep-26  2,190  1,690  1,253  1,503  1,625  Broker 7  Oct-26  -  1,750  1,900  2,100  -  Consensus Average  2,179  2,086  1,717  1,846  1,749  Global Lithium Demand (kt LCE)  Est. Date  2026  2027  2028  2029  2030  Broker 1  Oct-26  2,108  2,324  2,510  2,634  2,750  Broker 2  Oct-26  2,030  2,329  2,573  2,829  3,074  Broker 3  Oct-26  1,809  2,103  2,437  2,858  3,140  Broker 4  Oct-26  1,994  2,358  -  -  -  Broker 5  Oct-26  2,144  2,598  2,991  3,337  3,619  Broker 6  Sep-26  2,048  2,178  2,515  2,901  3,228  Consensus Average  2,022  2,315  2,605  2,912  3,162  Consensus Max  2,144  2,598  2,991  3,337  3,619  Consensus Min  1,809  2,103  2,437  2,634  2,750  Consensus includes estimates from Benchmark Mineral Intelligence, Barrenjoey, Canaccord, Fastmarkets, J.P. Morgan, Macquarie and UBS.